UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)   *

Hudson Pacific Properties, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
444097109
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following Pages)
Page 1 of 41 Pages
Exhibit Index Found on Page 36

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 930,944
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 930,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,555,549
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,555,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 622,367
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 622,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 41 Pages

 13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Davide Leone
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Douglas M. MacMahon
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Stephen L. Millham
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Thomas F. Steyer
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 41 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 7,108,860 Shares, which is 32.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,108,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,108,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,108,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 41 Pages

Preliminary Note

Hudson Pacific Properties, Inc. (the “Company”) is a Maryland corporation formed principally to own, operate and acquire office properties in select markets, and that intends to be taxed and to operate in a manner allowing it to qualify as a real estate investment trust, or REIT, for federal income tax purposes.  The Company is the sole general partner of Hudson Pacific Properties, L.P., a Maryland limited partnership (the “Operating Partnership”).  On June 29, 2010, the Company effected its initial public offering (the “IPO”), in which it offered and sold to the public an aggregate of 12,800,000 Shares (as defined in Item 1 below).

In connection with the IPO, certain affiliates of the Farallon Funds (as defined in Item 2(a) below) (such affiliates, the “Farallon Contributors”) contributed to the Operating Partnership their interests in certain real property-owning entities (such contribution of assets, together with simultaneous contributions to the Operating Partnership of real property-related assets by certain other parties, the “Formation Transactions”).  In connection with the Formation Transactions, the Company issued to the Farallon Funds an aggregate of 6,050,036 Shares and the Operating Partnership issued to FCP (as defined in Item 1 below) 1,813,518 common units of limited partnership interest (“OP Units”), in each case in reliance on the registration exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to a private placement effected by the Company concurrently with the IPO (the “Concurrent Private Placement”), the Company issued to the Farallon Funds for cash an aggregate of 1,058,824 Shares, in reliance on the registration exemption provided by Section 4(2) of the Securities Act.

For purposes of this statement:

“Closing Date” means June 29, 2010;

“Prospectus” means the Company’s prospectus relating to the IPO, dated June 23, 2010, as filed by the Company with the SEC pursuant to Rule 424(b) under the Securities Act on June 24, 2010;

“Registration Statement” means the Company’s registration statement on Form S-11 (Registration No. 333-164916) relating to the IPO, filed by the Company with the SEC on February 16, 2010, as subsequently amended by Amendments 1 through 7 thereto and declared effective by the SEC on June 23, 2010; and

“SEC” means the Securities and Exchange Commission.

Item 1.    Security and Issuer

This statement relates to shares of Common Stock, par value $0.01 per share (“Shares”), of the Company.  The Company’s principal offices are located at 11601 Wilshire Boulevard, Suite 1600, Los Angeles, California 90025.

Item 2.    Identity and Background

Page 18 of 41 Pages

 (a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it; and

(iii)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it.

FCP, FCIP and FCIP III are together referred to herein as the “Farallon Funds.”

                The Farallon General Partner

(iv)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Shares held by each of the Farallon Funds.

The Farallon Individual Reporting Persons

(v)
The following persons, each of whom is a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon Funds:  Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Davide Leone (“Leone”), Michael G. Linn (“Linn”), Douglas M. MacMahon (“MacMahon”), Stephen L. Millham (“Millham”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”) and Mark C. Wehrly (“Wehrly”).

Fried, Hirsch, Landry, Leone, Linn, MacMahon, Millham, Patel, Roberts, Spokes, Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

(b)           The address of the principal business office of (i) the Farallon Funds and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Leone and Spokes, is a citizen of the United States.  Leone is a citizen of Italy.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.    Source and Amount of Funds or Other Consideration

Of the 7,108,860 Shares beneficially owned in aggregate by the Reporting Persons, 6,050,036 Shares were acquired on the Closing Date in the Formation Transactions and 1,058,824 Shares were acquired on the Closing Date in the Concurrent Private Placement.

Shares and OP Units Acquired in the Formation Transactions

Shares.     Pursuant to the Farallon Contribution Agreement (as defined and further described in Item 6 below), the Farallon Funds acquired Shares in the Formation Transactions upon the Farallon Contributors’ contribution to the Operating Partnership of their ownership interests in four entities indirectly holding certain real estate-related assets.  In addition, pursuant to the TMG Contribution Agreement (as defined and further described in Item 6 below), the Farallon Funds acquired additional Shares upon a third party’s contribution to the Operating Partnership of its ownership interests in one of the aforementioned four entities.  In total, in the Formation Transactions the Farallon Funds received an aggregate of 6,050,036 Shares.

OP Units. In addition, in the Formation Transactions FCP received 1,813,518 OP Units.  As further described in Item 6 below, FCP has the right, beginning 14 months after the completion of the IPO, to cause the Operating Partnership (i) to redeem some or all of such OP Units for cash equal to the number of OP Units redeemed times the then-current market value of one Share or (ii) at the Company’s election, to exchange some or all of such OP Units for newly issued Shares on a one-to-one basis.

Shares Acquired in the Concurrent Private Placement

The Farallon Funds paid cash to acquire Shares from the Company in the Concurrent Private Placement.  The net investment cost for the Shares acquired by each of the Farallon Funds in the Concurrent Private Placement is set forth below:

Entity	Shares Acquired	Approximate Net Investment Cost
FCP	332,619	$5,654,523.00
FCIP	653,062	$11,102,054.00
FCIP III	73,143	$1,243,431.00

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The consideration for such acquisitions was obtained as follows:  (i) with respect to FCP, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by such entity at Goldman, Sachs & Co.; and (ii) with respect to FCIP and FCIP III, from working capital.  FCP holds certain securities in its margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances.  It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4.    Purpose of Transaction

As described in the Preliminary Note and Item 3 above, the Company issued Shares to each of the Farallon Funds, and the Operating Partnership issued OP Units to FCP, in the Formation Transactions and the Company issued additional Shares to the Farallon Funds in the Concurrent Private Placement.  In connection with the Formation Transactions and the Concurrent Private Placement, the Farallon Funds entered into various agreements as described in Item 6 below.

The purpose of the acquisition of the Shares is for investment.  One of the Farallon Individual Reporting Persons, Fried, is a member of the Company’s board of directors.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or, subject to the terms of the Farallon Lock-Up Agreement (as defined and further described in Item 6 below), transfer or dispose of any or all of its Shares, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Pursuant to the Farallon Lock-Up Agreement, the Farallon Funds have agreed not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, owned by them at the completion of the IPO and the Concurrent Private Placement or thereafter acquired by them, for a period of 365 days after the completion of the IPO without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated as the representatives of the underwriters of the IPO (the “Underwriter Representatives”); provided that, commencing on the date that is 180 days after the completion of the IPO, the Farallon Funds may sell Shares representing up to 25 percent of the aggregate number of Shares and OP Units issued to the Farallon Funds in the Formation Transactions and the Concurrent Private Placement pursuant to a Farallon Demand Registration (as defined and further described in Item 6 below) or distribute such amount of Shares to their limited partners, members or stockholders.

In addition, as further described in Item 6 below, FCP has the right, beginning 14 months after the completion of the IPO, to cause the Operating Partnership (i) to redeem some or all of its OP Units for cash equal to the number of OP Units redeemed times the then-current market value of one Share or (ii) at the Company’s election, to exchange some or all of its OP Units for newly issued Shares on a one-to-one basis, subject to adjustment.

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None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.  During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Issuer

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 22,217,096 Shares outstanding (the sum of 20,297,096 Shares outstanding following consummation of the IPO and the Concurrent Private Placement, as reported by the Company in the Prospectus, and the exercise on July 1, 2010 of the IPO underwriters’ over-allotment option to purchase an additional 1,920,000 Shares, as reported by the Company in its Current Report on Form 8-K filed with the SEC on July 1, 2010).

(c)
The dates, number of Shares involved and the price per Share (including commissions) for all transactions in the Shares by the Farallon Funds in the past 60 days are set forth on Schedules A-C hereto and are incorporated herein by reference.  All of such transactions were acquisitions in the Formation Transactions or purchases in the Concurrent Private Placement.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon General Partner

Page 22 of 41 Pages

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds.  The Farallon General Partner, as general partner of the Farallon Funds, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Contribution Agreements; Nominee Indemnity Agreements; Pledge Agreements

Farallon Contribution Agreement

In connection with the Formation Transactions, the Farallon Contributors entered into a Contribution Agreement, dated as of February 15, 2010 (the “Farallon Contribution Agreement”), with the Company and the Operating Partnership pursuant to which the Farallon

Page 23 of 41 Pages

Contributors contributed to the Operating Partnership their ownership interests in four entities indirectly holding certain real estate-related assets, in exchange for an aggregate of 6,026,006 Shares to be received by the Farallon Funds and 1,806,731 OP Units to be received by FCP, in each case to be received by the Farallon Funds or FCP, as the case may be, as nominee(s) of the Farallon Contributors.

The foregoing summary of the Farallon Contribution Agreement is qualified in its entirety by the full terms and conditions of such agreement.  The Farallon Contribution Agreement is filed as Exhibit 10.12 to the Registration Statement, which exhibit is incorporated herein by reference.

TMG Contribution Agreement

In connection with the Formation Transactions, the third party that owned interests in the 875 Howard Street property described in the Prospectus (“TMG”) entered into a Contribution Agreement, dated as of February 15, 2010 (the “TMG Contribution Agreement”), with the Company and the Operating Partnership pursuant to which TMG contributed to the Operating Partnership its indirect ownership interest in such property, in exchange for an aggregate of 24,030 Shares to be received by the Farallon Funds and 6,787 OP Units to be received by FCP, in each case to be received by the Farallon Funds or FCP, as the case may be, as nominee(s) of TMG.

The foregoing summary of the TMG Contribution Agreement is qualified in its entirety by the full terms and conditions of such agreement.  The TMG Contribution Agreement is filed as Exhibit 10.13 to the Registration Statement, which exhibit is incorporated herein by reference.

Nominee Indemnity Agreements

In connection with the Formation Transactions, the Farallon Funds entered into a Representation, Warranty and Indemnity Agreement, dated as of February 15, 2010 (the “Farallon Nominee Indemnity Agreement”), with the Company and the Operating Partnership, relating to the nomination of the Farallon Funds to receive the consideration payable in respect of the Farallon Contributors’ respective contributions to the Operating Partnership under the Farallon Contribution Agreement.  Also in connection with the Formation Transactions, the Farallon Funds entered into a Representation, Warranty and Indemnity Agreement, dated as of February 15, 2010 (the “Farallon-TMG Nominee Indemnity Agreement” and, together with the Farallon Nominee Indemnity Agreement, the “Nominee Indemnity Agreements”), with the Company and the Operating Partnership, relating to the nomination of the Farallon Funds to receive the consideration payable in respect of TMG’s contribution to the Operating Partnership under the TMG Contribution Agreement.  Under the Nominee Indemnity Agreements, the Farallon Funds made certain representations and warranties to the Company and the Operating Partnership regarding, among other matters, the Farallon Funds’ investment intent with respect to the Shares and OP Units received by them in the Formation Transactions.  Pursuant to the Nominee Indemnity Agreements, the Farallon Funds agreed to indemnify the Company and the Operating Partnership for breaches of (i) the foregoing representations and warranties by the Farallon Funds, (ii) the representations and warranties made in the Farallon Contribution Agreement by the Farallon Contributors, (iii) the representations and warranties made in the TMG Contribution Agreement by TMG and (iv) certain representations and warranties of Victor

Page 24 of 41 Pages

J. Coleman and Howard S. Stern in the Contribution Agreement, dated as of February 15, 2010, among such individuals, the Company and the Operating Partnership.

The foregoing indemnity obligation of the Farallon Funds under the Nominee Indemnity Agreements is limited to claims made within one year of the closing of the IPO and is subject to a deductible equal to one percent of the aggregate total consideration received by the Farallon Funds under the Farallon Contribution Agreement and to a maximum, in the case of each Farallon Fund, of 10 percent of such Farallon Fund’s aggregate total consideration under the Farallon Contribution Agreement and the TMG Contribution Agreement or, in the case of claims relating to a specific property, 10 percent of such Farallon Fund’s aggregate total consideration allocable to that property under the Farallon Contribution Agreement and the TMG Contribution Agreement.

The foregoing summary of the Nominee Indemnity Agreements is qualified in its entirety by the full terms and conditions of such agreements.  The Farallon Nominee Indemnity Agreement is filed as Exhibit 10.15 to the Registration Statement, which exhibit is incorporated herein by reference.  The Farallon-TMG Nominee Indemnity Agreement is filed as Exhibit 10.16 to the Registration Statement, which exhibit is incorporated herein by reference.

Pledge Agreements

Each of the Farallon Funds entered into two Pledge Agreements, dated as of the Closing Date (each a “Pledge Agreement” and, together, the “Pledge Agreements”), with the Operating Partnership, pursuant to which such Farallon Fund, in order to secure its indemnity obligations under the Nominee Indemnity Agreements, pledged Shares and, if applicable, OP Units to the Operating Partnership with a value, based on the per Share offering price in the IPO, equal to, in the case of one Pledge Agreement, 10 percent of such Farallon Fund’s aggregate consideration under the Farallon Contribution Agreement and, in the case of the other Pledge Agreement, 10 percent of such Farallon Fund’s aggregate consideration under the TMG Contribution Agreement.  Except in limited circumstances, the Shares and OP Units pledged pursuant to the Pledge Agreements will be the sole recourse of the Operating Partnership for claims of indemnification against the Farallon Funds.

The foregoing summary of the Pledge Agreements is qualified in its entirety by the full terms and conditions of such agreements.  A form of Pledge Agreement is filed as Exhibit H to Exhibit 10.12 to the Registration Statement, which Exhibit H is incorporated herein by reference.

Subscription Agreement

The Farallon Funds entered into a Subscription Agreement, dated as of February 15, 2010 (the “Subscription Agreement”), with the Company and Victor J. Coleman, pursuant to which the Farallon Funds irrevocably subscribed to purchase an aggregate number of Shares in the Concurrent Private Placement with a value of $18 million, based on the per Share offering price in the IPO.  Pursuant to the Subscription Agreement, on the Closing Date the Company issued to the Farallon Funds an aggregate of 1,058,824 Shares.

The foregoing summary of the Subscription Agreement is qualified in its entirety by the full terms and conditions of such agreement.  The Subscription Agreement is filed as Exhibit

Page 25 of 41 Pages

10.18 to the Registration Statement, which exhibit is incorporated herein by reference.

OP Agreement

FCP is a party to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of the Closing Date (the “OP Agreement”).  Pursuant to the OP Agreement, holders of OP Units issued in the Formation Transactions will have the right, beginning 14 months after the completion of the IPO, to cause the Operating Partnership (i) to redeem some or all of their OP Units for cash equal to the number of OP Units redeemed times the then-current market value of one Share or (ii) at the Company’s election, to exchange some or all of their OP Units for newly issued Shares on a one-to-one basis, subject to adjustment as set forth in the OP Agreement.

The foregoing summary of the OP Agreement is qualified in its entirety by the full terms and conditions of such agreement.  The OP Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2010, which exhibit is incorporated herein by reference.

Registration Rights Agreement

The Farallon Funds entered into a Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), between the Company and the initial holders named therein.  Pursuant to the Registration Rights Agreement, subject to certain limitations, commencing not later than 14 months after the IPO, the Company will file one or more shelf registration statements covering the resale of the Shares issued in the Formation Transactions and the Concurrent Private Placement and the Shares issued or issuable, at the option of the Company, in exchange for OP Units issued in the Formation Transactions.  The Company may, at its option, satisfy its obligations to prepare and file a resale shelf registration statement by filing a registration statement registering its issuance of Shares to the holders of the OP Units upon redemption of such OP Units and, if applicable, the resale of such Shares by their holders.  Any offering under a resale shelf registration statement will be underwritten at the written request of holders of at least 10 percent in aggregate of the securities originally issued in the Formation Transactions, provided that the Company is not obligated to effect more than two such underwritten offerings in addition to the demand registration described in the following paragraph.

The Registration Rights Agreement also provides that, commencing on the date that is 180 days after the completion of the IPO, the Farallon Funds have the right, on one occasion, to demand that the Company register Shares representing up to 25 percent of the aggregate number of Shares and OP Units issued to the Farallon Funds in the Formation Transactions and the Concurrent Private Placement for resale in an underwritten offering registered pursuant to the Securities Act (a “Farallon Demand Registration”).  The Farallon Funds may also register Shares on a registration statement filed with respect to an underwritten offering of Shares by the Company for its own account, provided that a shelf registration statement is not on file and effective.  The Company has agreed to indemnify all sellers of registrable securities against certain liabilities, including liabilities under the Securities Act.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety

Page 26 of 41 Pages

by the full terms and conditions of such agreement.  A form of the Registration Rights Agreement is filed as Exhibit 10.2 to the Registration Statement, which exhibit is incorporated herein by reference.

Lock-Up Agreements

Farallon Lock-Up Agreement

The Farallon Funds entered into an agreement, dated February 15, 2010 (the “Farallon Lock-Up Agreement”), with the Underwriter Representatives.  The Farallon Lock-Up Agreement provides that the Farallon Funds, subject to certain exceptions, will not sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, owned by them at the completion of the IPO and the Concurrent Private Placement, or thereafter acquired by them, for a period of 365 days after the completion of the IPO without the prior consent of the Underwriter Representatives; provided that, commencing on the date that is 180 days after the completion of the IPO, the Farallon Funds may sell Shares representing up to 25 percent of the aggregate number of Shares and OP Units issued to them in the Formation Transactions and the Concurrent Private Placement pursuant to a Farallon Demand Registration or distribute such amount of Shares to their limited partners, members or stockholders.

The foregoing summary of the Farallon Lock-Up Agreement is qualified in its entirety by the full terms and conditions of such agreement.  A form of the Farallon Lock-Up Agreement is included as Exhibit B-2 attached to Exhibit 10.18 to the Registration Statement, which Exhibit B-2 is incorporated herein by reference.

Fried Lock-Up Agreement

Fried, a Farallon Individual Reporting Person, in his capacity as a director of the Company, entered into an agreement, dated May 20, 2010 (the “Fried Lock-Up Agreement”), with the Underwriter Representatives.  The Fried Lock-Up Agreement provides that Fried, subject to certain exceptions, will not sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, owned by him at the completion of the IPO and the Concurrent Private Placement, or thereafter acquired by him, for a period of 180 days after the completion of the IPO, without the prior consent of the Underwriter Representatives.  The Fried Lock-Up Agreement provides that Fried may transfer or dispose of his Shares during the 180-day lock-up period in the case of gifts or for estate planning purposes where the transferee agrees to a similar lock-up agreement for the remainder of the lock-up period.

The foregoing summary of the Fried Lock-Up Agreement is qualified in its entirety by the full terms and conditions of such agreement.  The Fried Lock-Up Agreement is attached as Exhibit 3 hereto, which exhibit is incorporated herein by reference.

Exemption from REIT Ownership Limits

As described in the Prospectus under the caption “Description of Stock—Restrictions on Ownership and Transfer,” the Company’s charter contains limits on the ownership of Shares that

Page 27 of 41 Pages

are intended to assist the Company in complying with certain provisions of the U.S. Internal Revenue Code governing the maintenance of REIT status.  The Company’s board of directors has granted to the Farallon Funds (the “Farallon Excepted Holders”) an exemption from these Share ownership limits, subject to various conditions and limitations.

During the time that such waiver of the above ownership limits is effective, each Farallon Excepted Holder will be subject to an increased ownership limit applicable to it.  As a condition to the Company’s grant of the increased ownership limit, the Farallon Excepted Holders made certain representations and covenants to the Company, including representations that, to their best knowledge, as a result of their ownership of Shares, no other person (other than the Operating Partnership) will actually, beneficially or constructively own Shares in excess of the REIT ownership limit and that, at the time of the pricing of the IPO, the Farallon Excepted Holders do not actually or constructively own, or reasonably anticipate so owning, in excess of 9.9% of the outstanding equity interests of any of the tenants that the Company expects to have at the closing of the IPO.  Following the IPO, before the Company enters into or acquires a lease with a new tenant, the Company will be obligated to disclose the new tenant to the Farallon Excepted Holders and the Farallon Excepted Holders will have one business day to inform the Company as to whether they actually or constructively own, or reasonably anticipate so owning, more than 9.9% of the equity interests in such tenant.  If the Farallon Excepted Holders do own such an interest and the Company enters into a lease with that tenant, the rent from that tenant would fail to qualify under REIT income tests.  If this rent prevents the Company from satisfying the REIT gross income tests, then the Company’s charter would require that the number of Shares owned by the Farallon Excepted Holders in excess of the REIT ownership limit be automatically transferred to a trust.  If this occurs, and the Farallon Excepted Holders gave the Company advance notice of their tenant ownership as described above, the Company would be obligated to indemnify the Farallon Excepted Holders for any damages resulting from the transfer of Shares to the trust.

The foregoing summary of the Farallon Excepted Holders’ exemption from the REIT ownership limits is qualified in its entirety by the description of such exemption as set forth in the Prospectus under the caption “Description of Stock—Restrictions on Ownership and Transfer,” which description is incorporated herein by reference.

Equity Incentive Plan; Director Compensation

Fried, a Farallon Individual Reporting Person, in his capacity as a non-employee director of the Company, will be eligible to receive awards under the Company’s equity incentive plan (the “2010 Plan”).  In addition, the Company has approved a compensation program for non-employee directors consisting of annual retainer fees and long-term equity awards.

The foregoing summary of the 2010 Plan is qualified in its entirety by the full terms and conditions of such document.  The 2010 Plan is filed as Exhibit 10.4 to the Registration Statement, which exhibit is incorporated herein by reference.  The foregoing summary of the Company’s director compensation program is qualified in its entirety by the description of such program as set forth in the Prospectus under the caption “Executive Compensation—Director Compensation,” which description is incorporated herein by reference.

*  *  *  *  *

Page 28 of 41 Pages

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 2 a power of attorney executed by Michael G. Linn.

The Farallon Contribution Agreement was filed by the Company as Exhibit 10.12 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

The TMG Contribution Agreement was filed by the Company as Exhibit 10.13 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

The Farallon Nominee Indemnity Agreement was filed by the Company as Exhibit 10.15 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

The Farallon-TMG Nominee Indemnity Agreement was filed by the Company as Exhibit 10.16 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

A form of Pledge Agreement was filed by the Company as Exhibit H to the Farallon Contribution Agreement, which, as noted above, was filed by the Company as Exhibit 10.12 to the Registration Statement.  Such Exhibit H to the Farallon Contribution Agreement is hereby incorporated herein by reference.

The Subscription Agreement was filed by the Company as Exhibit 10.18 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

The OP Agreement was filed by the Company as Exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on July 1, 2010.  Such exhibit is hereby incorporated herein by reference.

A form of the Registration Rights Agreement was filed by the Company as Exhibit 10.2 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

A form of the Farallon Lock-Up Agreement was filed by the Company as Exhibit B-2 to the Subscription Agreement, which, as noted above, was filed by the Company as Exhibit 10.18 to the Registration Statement.  Such Exhibit B-2 to the Subscription Agreement is hereby incorporated herein by reference.

Page 29 of 41 Pages

The Fried Lock-Up Agreement is filed herewith as Exhibit 3.

A description of the Farallon Excepted Holders’ exemption from the REIT ownership limits is set forth under the caption “Description of Stock—Restrictions on Ownership and Transfer” in the Prospectus.  Such description is hereby incorporated herein by reference.

The 2010 Plan was filed by the Company as Exhibit 10.4 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

A description of the Company’s director compensation program is set forth under the caption “Executive Compensation—Director Compensation” in the Prospectus.  Such description is hereby incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2010

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
as the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. and
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer, and Mark C. Wehrly

The Power of Attorney executed by each of Fried, MacMahon, Millham, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the SEC on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the SEC on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.  The Power of Attorney executed by Hirsch authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on January 6, 2009 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Leone authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 18 to the Schedule 13D filed with the SEC on October 23, 2009 by such Reporting Person with respect to the Common Stock of CapitalSource Inc., is hereby incorporated by reference.  The Power of Attorney executed by Roberts authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on April 23, 2010 by such Reporting Person with respect to the Common Stock of Energy Partners, Ltd., is hereby incorporated by reference.  The Power of Attorney executed by Linn authorizing Landry to sign and file this Schedule 13D on his behalf, is filed herewith.

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ANNEX 1

Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members:  Thomas F. Steyer, Senior Managing Member; Andrew J. M. Spokes, Co-Senior Managing Member; Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Farallon General Partner

(a)
Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Thomas F. Steyer, Gregory S. Swart and Mark C. Wehrly.

(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)
The principal occupation of Thomas F. Steyer is serving as senior managing member of the Farallon General Partner.  The principal occupation of Andrew J.M. Spokes is serving as co-senior managing member of the Farallon General Partner.  The principal occupation of each other managing member of the Farallon General Partner is serving as a managing member of the Farallon General Partner.

(d)
Each of the managing members of the Farallon General Partner, other than Davide Leone, Andrew J. M. Spokes and Gregory S. Swart, is a citizen of the United States.  Davide Leone is a citizen of Italy.  Andrew J. M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the managing members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

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SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

ACQUISITION DATE	NO. OF SHARES ACQUIRED / PURCHASED	PRICE PER SHARE ($)
06/29/2010	598,325	N/A*
06/29/2010	332,619	$17.00

* Acquired pursuant to the Formation Transactions in exchange for the contribution of certain assets to the Operating Partnership.

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SCHEDULE B

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

ACQUISITION DATE	NO. OF SHARES ACQUIRED / PURCHASED	PRICE PER SHARE ($)
06/29/2010	4,902,487	N/A*
06/29/2010	653,062	$17.00

* Acquired pursuant to the Formation Transactions in exchange for the contribution of certain assets to the Operating Partnership.

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SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

ACQUISITION DATE	NO. OF SHARES ACQUIRED / PURCHASED	PRICE PER SHARE ($)
06/29/2010	549,224	N/A*
06/29/2010	73,143	$17.00

* Acquired pursuant to the Formation Transactions in exchange for the contribution of certain assets to the Operating Partnership.

Page 35 of 41 Pages

 EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 2	Power of Attorney of Michael G. Linn
EXHIBIT 3	Lock-Up Agreement relating to Richard B. Fried

Page 36 of 41 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  July 8, 2010

                                                /s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
as the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. and
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Ashish H. Pant, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

Page 37 of 41 Pages

EXHIBIT 2
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Monica R. Landry, Thomas F. Steyer and Mark C. Wehrly as his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together the “Filing Documentation”) which may be required to be filed in his individual capacity as a result of the undersigned’s position as managing member of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.  The authority of each of Monica R. Landry, Thomas F. Steyer and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C., with respect to the execution and filing of Filing Documentation.

                                                                                                                                                                        By:        /s/ Michael G. Linn
                                                                                                                                                                       Name:    Michael G. Linn
                                                                                                                                                                       Date:      01 July 2010

Page 38 of 41 Pages

EXHIBIT 3
to
SCHEDULE 13D

LOCK-UP AGREEMENT FOR DIRECTORS AND OFFICERS

May 20, 2010

Merrill Lynch, Pierce, Fenner & Smith
                Incorporated

Morgan Stanley & Co. Incorporated
Barclays Capital
as Representatives of the several Underwriters
c/o      Merrill Lynch, Pierce, Fenner & Smith
           Incorporated
           One Bryant Park
           New York, New York 10036

     Re:           Proposed Public Offering by Hudson Pacific Properties, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or a director of Hudson Pacific Properties, Inc., a Maryland corporation (the “Company”), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Barclays Capital (“Barclays”) and each of the other Underwriters named in Schedule A to the Underwriting Agreement (as defined below) (collectively, the “Underwriters”), for whom Merrill Lynch, Morgan Stanley and Barclays are acting as representatives (in such capacity, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company and Hudson Pacific Properties, L.P., a Maryland limited partnership, providing for the public offering (the “Public Offering”) of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  In recognition of the benefit that the Public Offering will confer upon the undersigned as a stockholder and/or an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during a period of 180 days from the date of the Underwriting Agreement (the “Lock-up Period”), the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended (the “1933 Act”) with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Subject to the conditions set forth below, the restrictions set forth in the preceding sentence shall not apply to:

(1)(i) gifts or other dispositions by will or intestacy (including, without limitation, any disposition from a revocable trust, family trust or similar trust arrangement providing for the distribution of assets

Page 39 of 41 Pages

upon death or intestacy); (ii) transfers made to (x) limited partners, members, stockholders or affiliates of the undersigned or (y) any corporation, partnership, limited liability company or other entity all of the equity interests of which are owned, directly or indirectly, by the undersigned; (iii) bona fide gifts, sales, distributions, contributions or other dispositions, in each case that are made exclusively between and among the undersigned and (w) members of the undersigned’s family, (x) affiliates of the undersigned that are controlled by the undersigned, or (y) a trust the beneficiaries of which are, (A) a limited liability company the membership interest holders of which are, or (B) a partnership the partners of which are, exclusively the undersigned and/or members of the undersigned’s family; or (iv) donations or transfer to charitable organizations; provided, however, that in the case of any gift, sale, distribution, contribution, transfer or other disposition pursuant to this clause (1), it shall be a pre-condition that (a) the recipient, transferee or donee, as applicable, executes and delivers to the Representatives a signed lock-up agreement for the balance of the Lock-up Period, (b) no filing by any party under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the undersigned notifies the Representatives at least three business days prior to the proposed gift, sale, distribution, contribution, transfer or other disposition; or

(2) transactions relating to shares of Common Stock acquired by the undersigned in the open market after completion of the Public Offering; provided, however, that (a) any subsequent sale of the shares of Common Stock acquired in the open market are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

Notwithstanding the foregoing, if: (1) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the scheduled expiration of the Lock-up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the 180th day of the Lock-up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company and the undersigned (in accordance with the notice provisions of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 180th day of the Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-up Period (as such may have been extended pursuant to the previous paragraph) has expired.

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The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

Signature:     /s/ Richard B. Fried

Print Name:  Richard B. Fried

Page 41 of 41 Pages